UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42599

Haoxin Holdings Limited

Room 901, No.1 Xingye Yi Road

Ningbo Free Trade Zone

Ningbo, Zhejiang Province 315807

People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Resignation of Yun Fai Wong as independent director

On November 27, 2025, Mr. Yun Fai Wong tendered to Haoxin Holdings Limited (the “Company”) his resignation as an independent director of the Company, effectively immediately.

Mr. Wong’s resignation was due to personal reasons, and not as a result of any disagreement between Mr. Wong and the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Meng Wan as independent director

Concurrently with the resignation of Mr. Wong, the board of directors of the Company appointed Mr. Meng Wan to succeed Mr. Wong as a new independent director of the Company on November 27, 2025. Mr. Wan was also appointed to succeed Mr. Wong as a member of the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee of the Company and will replace Mr. Yun Fai Wong as the chair of the Corporate Governance and Nominating Committee. Mr. Meng Wan will become the new chair of the Corporate Governance and Nominating Committee.

Mr. Wan has been a professor at Beijing Foreign Studies University since October 2002. He graduated from Jingzhou Teachers’ College in July 1982 and obtained a master’s degree of Environmental Laws and a PhD of International Economic Law from Wuhan University.

The Company believes that Mr. Meng Wan qualifies as an independent director of the Company in accordance with Nasdaq Listing Rules and regulations of the Securities and Exchange Commission.

Resignation of Xing Wang as director

On December 3, 2025, Xing Wang tendered to the Company his resignation as a director of the Company, effectively immediately.

Mr. Wang’s resignation was due to personal reasons, and not as a result of any disagreement between Mr. Wang and the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Yuhan Zhao as director

Concurrently with the resignation of Mr. Wang, the board of directors of the Company appointed Mr. Yuhan Zhao to succeed Mr. Wang as a new director on December 3, 2025.

Mr. Yuhan Zhao is an experienced professional in financial accounting. He obtained his Bachelor’s degree in Accounting from Hunan Institute of Science and Technology. He joined the Company in September 2021 and currently serves as the Company’s chief financial officer. Before joining the Company, Mr. Zhao worked at the Shenzhen Office of Lixin Zhonglian Certified Public Accountants (Special General Partnership) from 2015 to 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haoxin Holdings Limited

Date: December 4, 2025	By:	/s/ Zhengjun Tao
	Name:	Zhengjun Tao
	Title:	Chief Executive Officer

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